[STAAR Surgical Company letterhead]

February 5, 2010
Russell Mancuso
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C.  20549-6010
Via Facsimile and EDGAR Transmission

Re:	STAAR Surgical Company
Form 10-K for the Fiscal Year Ended January 2, 2009,
File No. 000-11634

Dear Mr. Mancuso:

STAAR Surgical Company (the “Company”) is providing this letter in response to comments of the Commission staff in your letter of January 29, 2010 with regard to the above-referenced report (the “Comment Letter”) and our letters of September 30, 2009 and January 6, 2010 responding to your comment letter dated October 21, 2009 (collectively with the Comment Letter and the comment letter from Mr. Vaughan dated August 31, 2009, the “Comment Letters”).  For ease of reference, the comments have been reproduced below in boldface type and the responses have been set forth immediately below in standard type.

As indicated in our letter of January 6, 2010, the Company intends to file an amendment to its Annual Report on Form 10-K for the fiscal year ended January 2, 2009 (the “Amendment”), which will include amended disclosures to address concerns raised in the Comment Letters.  Prior to our filing of the Amendment, we respectfully request that the staff review and respond to this letter.

Summary Compensation Table - Proxy statement page 24

Comment 1.  It is unclear why the compensation you mention in your response to comment 2 does not appear to match your disclosure in the summary compensation table. For example, it is unclear how the table reflects an increase of $25,000 for Ms. Andrews. Furthermore, your Form 8-K filed October 1, 2009 discloses her current salary as $250,000 while your table indicates that it is $258,232. Please reconcile.

The $258,232 salary for Ms. Andrews listed in the summary compensation table of the Proxy Statement included, in error, $8,232 in executive life insurance premiums.  The Company’s payroll records had included these premiums in her taxable income.  The Amendment will instead show $250,000 in this column.  In the Proxy Statement, the $8,232 insurance benefit was already included in the “all other compensation” column of the summary compensation table and reported in the “Insurance Premiums” column of the table on page 25 that itemizes “all other compensation.” The correction will result in a reduction of $8,232 in Ms. Andrews’ total compensation reported in the summary compensation table, because the premiums had already been included.  For the same reason, the summary compensation table of the Amendment will show Mr. Caldwell’s salary as $300,000 rather than $312,767, and his reported total compensation will be reduced by $12,767.

STAAR Surgical Company
February 5, 2010

Comment 2.  Please note that we may have further comments once you amend your filing as mentioned in response to comment 5 and comments 7 through 10.

We acknowledge the staff’s comment.

Grant of Plan-Based Awards, page_26

Comment 3.  It is unclear why the "targeted cash bonuses" that you disclose in response to comment 6 should not be disclosed in column (d) of the table required by Regulation S-K Item 402(d). Please advise.

We acknowledge the staff’s comment, and will provide disclosure regarding cash bonuses targeted for payment in 2009 based on achievement of objectives in 2008 in column (d) of the table required by Regulation S-K Item 402(d).

2008 Director Compensation, proxy statement page 31

Comment 4. Please tell us the basis for your conclusion in the second sentence of your response to comment 7 given Item 402(k)(2)(iv) of Regulation S-K, which requires you to disclose the dollar amount recognized for financial statement reporting purposes. In addition, tell us the authority for the disclosure technique proposed in the last sentence of your response to comment 7 in which you state that you will show the grant date fair value in column (d) of your table rather than by footnote, in accordance with the instruction to Item 402(k)(2)(iv).

Based on the staff’s comment, we confirm that columns (c) and (d) of the director compensation table shall disclose the dollar amount of compensation recognized for financial statement reporting purposes in accordance with FAS 123R.1  We further confirm that the information required by the instruction to Item 402(k)(2)(iv) will be provided by footnote and not in the body of the table.

The Company will file in the Amendment a revised director compensation table prepared in accordance with the foregoing.  A form of the table intended to be filed with the Amendment is provided as Exhibit A to this letter.

1 Now referred to as FASB ASC Topic 718.

STAAR Surgical Company
February 5, 2010

Comment 5.  While we note that you are including compensation paid in 2008 in response to the fourth bullet point in comment 7, it is unclear what authority you are relying on to exclude compensation earned.  We therefore reissue that part of the comment.

We confirm that column (b) of the director compensation table shall include any fees earned or paid in cash during the relevant fiscal year.  We note that as a result of Mr. Don Bailey’s elections in 2007 and 2008 to receive all director compensation in the form of restricted shares of common stock, he neither was paid nor earned any cash compensation in 2008. The equity compensation disclosed under the headings “Stock Awards” and “Option Awards” reflects all compensation earned by him or paid to him in 2008.

The form of director compensation table provided in Exhibit A to this letter has been prepared in accordance with the foregoing.

Exhibits, page 55

Comment 6.  Please confirm our understanding that your reference to “future filings” in your response to prior comment 11 includes the amended Form 10-K that you mention in your letter.

We confirm that we will republish our risk factors in the Amendment with the revision described in our response to prior comment 11.

Comment 7.  We note that exhibits 3.1 and 21.1 have not been filed with your Form 10-K as implied by your exhibit index. Please revise.

The Amendment will correct the inadvertent omission of these exhibits.

Comment 8.  The individuals required by applicable rules must sign the certifications required to be filed as exhibits. Also, you should not change the form of required certifications. Please revise to remove the term "by" from the signature lines.

We acknowledge the staff’s comment.  The Amendment will include signed certifications from the required individuals and will omit the word “by” from signature lines.

Form 10-Q for the Period ended October 2, 2009

Contracts that we file as exhibits...page 46

Comment 9.  Please tell us why you believe this risk factor is specific to your company, industry or securities offerings.

In response to this comment we will omit this risk factor from future filings, including the Amendment.

STAAR Surgical Company
February 5, 2010

Comment 10.  Refer to the penultimate sentence of the risk factor and to your statements that you do not intend your exhibits to include facts. Please revise to remove any potential implication that your exhibits do not constitute public disclosure under the federal securities laws or that investors may not rely on your disclosure.

As noted above, this risk factor will be omitted in its entirety from future filings

Comment 11.  As with the related disclosure that was the subject of comment 20 in our letter to you dated August 31, 2009, please be advised that, notwithstanding inclusion of general disclaimers, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in your filings with the Commission not misleading.

We acknowledge the staff’s comment.

Form 8-K Dated December 1, 2009

Comment 12.  Please tell us where you have disclosed the effect of the verdict on the Broadwood debt. See for example Item 2.04 of Form 8-K.

As STAAR disclosed on pages 39 and 45 of its Quarterly Report on Form 10-Q for the period ended October 2, 2009, a material adverse judgment in the Moody case that remains unpaid will place STAAR in default of the Senior Secured Promissory Note of the Company held by Broadwood Partners, L.P. (the “Broadwood Note”).

Under Section 8(f) of the Broadwood Note, a default occurs if a judgment in excess of $500,000 is rendered against the Company, remains unpaid, and is not covered by insurance.  With respect to matters required to be disclosed under Item 2.04 of Form 8-K, the Company has determined that that an adverse verdict does not result in a judgment that “remains unpaid” until (1) final judgment is issued based on the verdict, and (2) the judgment becomes payable as a result of the expiration of any stay on enforcement. Notice of final judgment has not yet been received from the Moody trial court.  A court-imposed stay of enforcement of judgment will not expire until 40 days after the trial court serves such notice of its final judgment, and in addition (as reported by the Company on Form 8-K on February 1, 2010) the parties have stipulated to extend the stay of enforcement until April 30, 2010. Moreover, STAAR has not received a notice of default from the lender.  Accordingly, the Company has determined in good faith that for purposes of Item 2.04 of Form 8-K a triggering event that increases or accelerates an obligation has not occurred.

In connection with the foregoing responses to the comments of the staff, the Company further acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in each of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

STAAR Surgical Company
February 5, 2010

Should you have any additional comments or questions, please contact me at 626-303-7902 or by facsimile at 626-358-3409.

Very truly yours, /s/Deborah Andrews Deborah Andrews Chief Financial Officer

STAAR Surgical Company
February 5, 2010
A-1

Exhibit A

2008 Director Compensation

The chart below summarizes remuneration paid to directors during 2008 in the form of cash, stock or option awards. The values shown for stock awards and stock option awards are the dollar amounts STAAR recognized for financial statement reporting purposes in 2008 in accordance with FAS 123R.

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)		Option Awards ($)		Total ($)
Don Bailey	—	(1)	81,313	(1)	49,380	(3)	130,693
David Bailey	—		—		—		—
Barry Caldwell	—		—		24,942	(4)	—
Donald Duffy	40,000		—		45,474	(5)	85,474
David Morrison	33,750		11,178	(2)	45,474	(5)	101,652
John Moore	33,173		—		30,355	(6)	63,528
__________________

(1)
For board fees for the fourth quarter of 2007 through the third quarter of 2009, Don Bailey elected to receive payment in the form of restricted stock awards. Accordingly, he neither earned nor was paid cash for board fees during 2008.  On December 3, 2007, he was issued 26,415 shares of restricted stock, with a grant date fair value of $70,000, which vested in four equal installments on January 1, 2007, April 1, 2008, July 1, 2008 and October 1, 2008.  On November 14, 2008, he was issued 44,872 shares of restricted stock, with a grant date fair value of $70,000, one fourth of which vested on January 1, 2009.  The remaining amount of shares vested in equal installments on April 1, 2009, July 1, 2009 and October 1, 2009.  The $81,313 shown in the table is the total dollar amount of expense with respect to these grants recognized for financial statement reporting purposes in fiscal year 2008 in accordance with FAS 123R.  A total of 71,287 shares of stock awards awarded to Mr. Bailey were outstanding as of the end of fiscal year 2008, of which 37,633 were vested.

(2)
For board fees for the fourth quarter of 2008 through the third quarter of 2009, Mr. Morrison elected to receive payment in the form of restricted stock awards. On November 14, 2008, he was issued 28,846 shares of restricted stock, with a grant date fair value of $45,000.  One fourth of the shares vested on January 1, 2009.  The remaining amount of shares vested in equal installments on April 1, 2009, July 1, 2009 and October 1, 2009. The $11,178 shown in the table is the total dollar amount of expense with respect to this grant recognized for financial statement reporting purposes in fiscal year 2008 in accordance with FAS 123R.  A total of 28,846 shares of stock awards awarded to Mr. Morrison were outstanding as of the end of fiscal year 2008, of which 7,211 were vested.

(3)
Includes compensation related to the following: (1) an option to purchase 20,000 shares granted on August 16, 2006, which had a grant date fair value of $86,544 and vested in two annual installments on August 16, 2007 and 2008; and (2) an option to purchase 20,000 shares granted on May 15, 2008, which had a grant date fair value of $32,851 and vested on May 15, 2009.  As of the end of fiscal year 2008, Mr. Bailey held outstanding option awards to purchase 100,000 shares, of which 80,000 were vested.

(4)
Reflects compensation expense recognized in 2008 for an option to purchase 20,000 shares granted on May 16, 2007.  The option was granted when Mr. Caldwell was elected as an independent director, prior to his employment as an officer of STAAR.  The option had a grant date fair value of $60,215 and vested on May 16, 2008.  As of the end of fiscal year 2008, with respect to his former service as an independent director, Mr. Caldwell held 20,000 options, all of which were vested.  Expense related to this option is also included in the dollar value of option awards listed for Mr. Caldwell in the summary compensation table.

STAAR Surgical Company
February 5, 2010
A-2

(5)
Includes compensation related to the following: (1) an option to purchase 20,000 shares granted on May 16, 2007, which had a grant date fair value of $60,215 and vested on May 16, 2008; and (2) an option to purchase 20,000 shares granted on May 15, 2008, which had a grant date fair value of $32,851 and vested on May 15, 2009.  As of the end of fiscal year 2008, Mr. Duffy held outstanding option awards to purchase 60,000 shares, of which 40,000 were vested, and Mr. Morrison held outstanding option awards to purchase 100,000 shares, of which 80,000 were vested.

(6)
Includes compensation related to the following: (1) an option to purchase 7,500 shares granted on February 14, 2008, which had a grant date fair value of $9,823 and vested on May 16, 2008, and (2) an option to purchase 20,000 shares granted on May 15, 2008, which had a grant date fair value of $32,851 and vested on May 15, 2009.  As of the end of fiscal year 2008, Mr. Moore held outstanding option awards to purchase 27,500 shares, of which 7,500 were vested.